April 1, 2010
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Total System Services, Inc. (“TSYS”) Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No.: 1-10254
Dear Ms. Collins:
     This letter is written in response to your Letter of Comment dated March 18, 2010 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2009. For your convenience the Staff’s comments have been incorporated verbatim below and TSYS’ responses immediately follow each comment.
Form 10-K for the Fiscal Year Ended December 31, 2009
Exhibit 13.1
Consolidated Statements of Income, page 28
1.	It appears that the basic and diluted per share amounts on your Consolidated Statements of Income represent basic and diluted per share attributable to TSYS; however, we note that your disclosures appear to indicate that they are basic and diluted net income per share amounts. Please advise.
     The basic and diluted per share amounts on TSYS’ Consolidated Statements of Income do represent basic and diluted per share attributable to TSYS common shareholders. In future filings, TSYS will make this clearer by changing the title of the earnings per share caption from “Net income” to “Net income attributable to TSYS common shareholders.”

Note 20 Income Taxes, page 52
2.	Please tell us more about the $9.8 million in income tax expense recorded in 2009 related to the “ASC 740 election.” As part of your response, please refer to the specific sections in FASB ASC 740 that support your accounting.
     The $9.8 million in income tax adjustment is due to the write-off of a federal deferred tax asset related to previously established book/tax outside basis differences. Pursuant to ASC 740-30-25-9, this write-off of the deferred tax asset was required as the Company does not expect the deferred tax asset to reverse in the foreseeable future. The net impact of this adjustment to the Consolidated Statement of Income was zero as a previously established valuation allowance for the same amount related to this deferred tax asset was simultaneously released (as noted in the response below).
3.	Please describe for us, in greater detail, the changes in your valuation allowance in 2009. As part of your response, please quantify the significant changes that make up the overall change. In this regard, we note that there appear to be several items impacting the change yet these items are not quantified.
     The changes in TSYS’ valuation allowance in 2009 are as indicated below.

(in thousands)
Balance at December 31, 2008	$19,029
Increase In Foreign Valuation Allowance	3,299
Increase in State Valuation Allowance	1,040
Decrease in Foreign Tax Credit Valuation Allowance	(653)
Decrease in Federal Valuation Allowance	(9,844)
Rounding	(1)

Balance at December 31, 2009	$12,870

     TSYS acknowledges that:
•	TSYS is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TSYS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2262.

Sincerely,
/s/ James B. Lipham
James B. Lipham
Senior Executive Vice President and Chief Financial Officer

3